EXHIBIT 4.4

DESCRIPTION OF SECURITIES

Atlantic Capital Bancshares, Inc. (“Atlantic Capital” “we,” “us,” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Atlantic Capital’s common stock is registered under Section 12(b) of the Exchange Act and is listed on the Nasdaq Global Select Market under the symbol “ACBI”.

Common Stock

The following description is a summary of the material terms of our common stock. To understand them fully, you should read the amended and restated articles of incorporation, which we refer to as the articles of incorporation, and our amended and restated bylaws, as amended, which we refer to as the bylaws, copies of which are filed with the SEC as exhibits to Atlantic Capital’s most recent Annual Report on Form 10-K and are incorporated by reference herein.  The summary below is not complete and is qualified in its entirety by reference to the articles of incorporation and bylaws. The terms of these securities may also be affected by the provisions of the Georgia Business Corporation Code (the “GBCC”).

General

Atlantic Capital is authorized to issue up to 100,000,000 shares of common stock, no par value per share. As of December 31, 2019,  21,751,026 shares of Atlantic Capital common stock were issued and outstanding. Each share of Atlantic Capital common stock has the same relative rights as, and is identical in all respects with, each other share of Atlantic Capital common stock. Atlantic Capital’s outstanding shares of common stock are all duly authorized, fully paid and non-assessable.

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provisions

Atlantic Capital’s common stock does not have preemptive rights, redemption rights, conversion rights, sinking fund or redemption provisions.

Voting Rights

Each holder of shares of Atlantic Capital common stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders.

Dividend Rights

All shares of Atlantic Capital common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by Atlantic Capital’s board of directors. Atlantic Capital does not anticipate that it will pay any cash dividends on its common stock for the foreseeable future.

Liquidation Rights

If Atlantic Capital were to voluntarily or involuntarily liquidate or dissolve, all shares of Atlantic Capital common stock would be entitled to share equally in all of Atlantic Capital’s remaining assets available for distribution to its shareholders. No cumulative voting, redemption, sinking fund, or conversion rights or provisions apply to shares of Atlantic Capital common stock.

Transfer Agent and Registrar

Computershare Inc. is the transfer agent and registrar for Atlantic Capital common stock. The transfer agent’s address is P.O. Box 505000, Louisville, Kentucky 40233-5000.

Listing and Trading Market for Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol “ACBI”.

Restrictions on Ownership

Under Federal Reserve regulations, takeover attempts, business combinations, and certain acquisitions of our common stock may require the prior approval of or notice to the Federal Reserve. If a company seeks to acquire, either acting alone or in concert with others, 25% or more of any class of our voting stock, acquire control of the election or appointment of a majority of the directors on Atlantic Capital’s board of directors, or exercise a controlling influence over our management or policies, it would be required to obtain the prior approval of the Federal Reserve. In addition, if any individual seeks to acquire, either acting alone or in concert with others, 25% or more of any class of our voting stock, the individual generally is required to provide 60 days’ prior notice to the Federal Reserve. An individual (and also a company not otherwise required to obtain Federal Reserve approval to control us) is presumed to control us, and therefore generally required to provide 60 days’ prior notice to the Federal Reserve, if the individual (or such company) acquires 10% or more of any class of our voting stock, although the individual (or such company) may seek to rebut the presumption of control based on the facts.

Certain Restrictions in the Articles of Incorporation and Bylaws of Atlantic Capital May Have Potential Anti-Takeover Effect

A number of provisions of the articles of incorporation and bylaws deal with matters of corporate governance and certain rights of shareholders. The following discussion is a general summary of material provisions of the articles of incorporation and bylaws and certain other statutory provisions, which might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which Atlantic Capital’s board of directors does not approve but which individual Atlantic Capital shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions may also render the removal of the current board of directors or management of Atlantic Capital more difficult.

Election of the Board of Directors

The articles of incorporation and bylaws set forth, among other items, the following rules concerning the election of Atlantic Capital’s board of directors:

•

Atlantic Capital’s board of directors consists of not less than five nor more than 25 members. The number of directors may be fixed or changed from time to time, within the minimum and maximum, by the affirmative vote of a majority of the shares entitled to vote in an election of directors, or by Atlantic Capital’s board of directors by the affirmative vote of a majority of the directors then in office.

•	Directors are elected at each annual shareholders meeting and serve for a term of one year and until their successors are elected or qualified.

•	Directors may be removed with or without cause only by the affirmative vote of a majority of the shares then entitled to vote in the election of directors of our issued and outstanding common stock.

•	The bylaws require advance notice of shareholder nominations for directors. See “—Advance Notice Procedures” below.

Advance Notice Procedures

Atlantic Capital’s bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of Atlantic Capital’s board of directors. In order for any matter to be “properly brought” before a meeting, a shareholder must comply with advance notice requirements and provide us certain information. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not earlier than the close of business 120 days prior, and not later than the close of business 90 days before, the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. In addition, shareholders who desire a proposal to be included in Atlantic Capital’s annual proxy statement must comply with the requirements of Rule 14a-8 under the Exchange Act.

Under our bylaws, Atlantic Capital’s board of directors may adopt by resolution the rules and regulations for the conduct of meetings. Except to the extent inconsistent with such rules and regulations adopted by Atlantic Capital’s board of directors, the person presiding over the meeting of shareholders has the right to adopt rules and regulations for the conduct of such meeting, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect such potential acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Atlantic Capital.

Special Meetings of Shareholders

Atlantic Capital’s bylaws do not permit shareholders to call and do not require the board of directors or management to call a special meeting upon the request of shareholders. Atlantic Capital’s bylaws provide that a special meeting may be called by Atlantic Capital’s board of directors, our President or by Atlantic Capital upon the request of holders of not less than 25% of our outstanding capital stock. Accordingly, shareholder proposals generally may only be presented at an annual meeting, and in that event, are subject to the procedures described under “—Advance Notice Procedures.”

Anti-takeover Effects of Certain Provisions of Georgia Law

The GBCC prohibits Atlantic Capital from engaging in any business combinations with “interested shareholders” occurring within five years from the date such shareholder first becomes an interested shareholder unless: (i) prior to the shareholder becoming an interested shareholder, Atlantic Capital’s board of directors approved the business combination or the transaction in which the shareholder became an interested shareholder; (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became a beneficial owner of at least 90% of the outstanding voting stock of Atlantic Capital other than shares owned by officers, directors of Atlantic Capital, their affiliates, or associates; or (iii) subsequent to becoming an interested shareholder, the shareholder acquires additional shares resulting in beneficial ownership of at least 90% of the outstanding Atlantic Capital voting shares, other than shares owned by officers, directors of Atlantic Capital, their affiliates, or associates and the shareholder obtains the approval of the business combination by the holders of a majority of the shares entitled to vote thereon, exclusive of the shares held beneficially by the interested shareholder and shares owned by officers, directors, their affiliates, or associates. These business combination requirements are not effective unless specified in the bylaws. Because our bylaws do not specifically provide for these requirements, the business combination requirements are not effective for Atlantic Capital.

The GBCC also provides fair price provisions pursuant to which business combinations with “interested shareholders” (generally, any person who beneficially owns 10% or more of the corporation’s voting shares) must meet one of three criteria designed to protect minority shareholders: (i) the transaction must be unanimously approved by the “continuing directors” of the corporation (generally, directors who served prior to the time the interested shareholder acquired 10% ownership and who are unaffiliated with the interested shareholder), (ii) the transaction must be recommended by at least two-thirds of the continuing directors and approved by a majority of shares held by shareholders other than the interested shareholders, or (iii) the terms of the transaction must meet specified fair pricing criteria and certain other tests which are intended to assure that all shareholders receive a fair price for their shares regardless of which point in time they sell to the acquiring party. The fair price requirements under the GBCC are not applicable to any corporation unless they are specifically incorporated in the bylaws of the corporation. Because our bylaws do not specifically provide for these requirements, the fair price requirements are not effective for Atlantic Capital.

Indemnification

The articles of incorporation and bylaws contain certain indemnification provisions that provide that directors, officers, employees or agents of Atlantic Capital will be indemnified against expenses actually and reasonably incurred by them if they are successful on the merits of a claim or proceeding.

When a case or dispute is not ultimately determined on its merits (i.e., it is settled), the indemnification provisions provide that Atlantic Capital will indemnify directors when they meet the applicable standard of conduct.

The applicable standard of conduct is met if the director acted in a manner he or she reasonably believed to be in or not opposed to the best interests of Atlantic Capital and, with respect to any criminal action or proceeding, if the director had no reasonable cause to believe his or her conduct was unlawful. Whether the applicable standard of conduct has been met is determined by Atlantic Capital’s board of directors, the shareholders, or independent legal counsel in each specific case.

The bylaws also provide that the indemnification rights set forth therein are not exclusive of other indemnification rights to which a director may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. Atlantic Capital may not, however, indemnify a director for liability arising out of circumstances that constitute exceptions to limitation of a director’s liability for monetary damages.

The indemnification provisions of the bylaws specifically provide that Atlantic Capital may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him in any such capacity, whether or not Atlantic Capital would have had the power to indemnify against such liability.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Atlantic Capital pursuant to the foregoing provisions, or otherwise, Atlantic Capital has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by Atlantic Capital of expenses incurred or paid by a director, officer or controlling person of Atlantic Capital in the successful defense of any action, suit or proceeding is asserted by such director, officer, or controlling person in connection with the securities being registered, Atlantic Capital will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.